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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                    KEYCORP
       __________________________________________________________
                                (Name of Issuer)

                      Common Shares, par value $5.00 per share
                   _________________________________________
                         (Title of Class of Securities)


                                   493 263 107
                         -----------------------------
                                 (CUSIP Number)

              Thomas C. Stevens, 1100 National City Bank Building
                    Cleveland, Ohio  44114 (216)  566-5500
                 ___________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                March 1, 1994
            _______________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box. /   /

Check the following box if a fee is being paid with the statement /   /.  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                          On March 1, 1994, the merger of KeyCorp, a New York
corporation ("Old KeyCorp"), and Society Corporation, an Ohio corporation ("Society"), was consummated (the "Merger"). Society, the surviving corporation of the Merger, was renamed "KeyCorp" upon effectiveness of the Merger. This Amendment No. 2 to Society's Schedule 13D relates to the Common Shares, par value $5.00 per share of Old KeyCorp ("Old KeyCorp Common Stock"). Pursuant to the Stock Option Agreement, dated as of October 2, 1993, and filed as Exhibit 1 to Society's Schedule 13D (the "Stock Option Agreement"), Old KeyCorp granted to Society an option to purchase up to 20,229,509 shares of Old KeyCorp Common Stock. At the effective time of the Merger, the Stock Option Agreement was terminated in accordance with its terms, thereby eliminating Society's beneficial interest in the aforementioned shares of Old KeyCorp Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

                          On March 1, 1994, upon consummation of the Merger,
the Stock Option Agreement was terminated in accordance with its terms.


                                   SIGNATURE

                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 4, 1994                         KeyCorp (formerly Society
                                                Corporation)


                                              By: /s/ Carter B. Chase
                                                 ----------------------
                                                  Carter B. Chase, Executive
                                                    Vice President and General
                                                    Counsel